1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

September 15, 2022

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”)

File Numbers 333-09341 and 811-07739

Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A

Dear Mr. Rosenberg:

This letter responds to the U.S. Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments that you provided on August 22, 2022 with respect to Post-Effective Amendment No. 70 (“PEA No. 70”) to the Registrant’s registration statement filed with the SEC on July 15, 2022. We have reproduced the Staff’s comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in PEA No. 70.

PROSPECTUS

International Developed Markets Equity Portfolio (the “Portfolio”)

Principal Investment Strategies

1.

Comment: The “Portfolio Summary—Principal Investment Strategies” section states that the Portfolio will invest “under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in . . . investment companies that invest in the types of securities in which the Portfolio would normally invest.” If investments in investment companies are expected to be a principal investment strategy of the Portfolio, please include disclosure regarding such investments in the Portfolio’s principal investment strategy and principal risks.

Response: The Portfolio does not currently intend to invest a significant portion of its assets in investment companies.

Investment Objective and Investment Process

2.

Comment: The “Investment Objective and Investment Process—Other Investment Strategies” section states that the Portfolio “may invest up to 20% of its total assets in debt securities of domestic and foreign issuers.” If the Portfolio intends to invest up to 20% in such assets, please include corresponding disclosure in the Portfolio’s principal investment strategies and principal risks.

Response: While the Portfolio has the ability to invest up to 20% of its total assets in debt securities of domestic and foreign issuers, it does not currently intend to invest in debt securities.

3.

Comment: The “Investment Objective and Investment Process—Other Investment Strategies” section states that the Portfolio “may invest up to 20% of its total assets in debt securities of domestic and foreign issuers” and that “[u]p to 20% of such securities may be rated below investment grade[.]” Please confirm that only 4% of the Portfolio’s total assets may be invested in below investment grade securities.

Response: We confirm that only 4% of the Portfolio’s total assets may be invested in below investment grade securities.

*                 *                *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier

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